UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Protalix BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

74365A309

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.	74365A309
1	NAMES OF REPORTING PERSONS
Angels Investments in Hi Tech Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,816,901 shares*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,816,901 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,816,901 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*       Consists of 2,816,901 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire pursuant to warrants that are exercisable within 60 days of December 31, 2022

Page 2 of 7 Pages

CUSIP NO.	74365A309
1	NAMES OF REPORTING PERSONS
Marius Nacht I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,816,901 shares*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,816,901 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,816,901 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*       Consists of 2,816,901 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire pursuant to warrants that are exercisable within 60 days of December 31, 2022

Page 3 of 7 Pages

Item 1(a)	Name of Issuer Protalix BioTherapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices 2 Snunit Street, Science Park, POB 455, Carmiel 2161401, Israel

Item 2(a)-(b)    Name of Person Filing; Address of Principal Business Office or, if none, Residence

1.	Angels Investments in Hi Tech Ltd. (“Angels”) c/o Marius Nacht, 42 Brandeis St. Tel Aviv 6200157, Israel

2.	Marius Nacht, 42 Brandeis St. Tel Aviv 6200157, Israel

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

Item 2(c)	Citizenship Angels is an Israeli company; and Marius Nacht is an Israeli citizen.

Item 2(d)	Title of Class of Securities Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number 74365A309

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4	Ownership Angels Investments in Hi Tech Ltd.

(a)
Amount beneficially owned: 2,816,901 shares of Common Stock.

The number of shares of Common Stock set forth above consists solely of 2,816,901 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire pursuant to warrants that are exercisable within 60 days of December 31, 2022.

All share percentage calculation are based on (i) 50,665,598 shares of Common Stock outstanding as of November 10, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 14, 2022 and (ii) 2,816,901 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire pursuant to warrants that are exercisable within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

(b)	Percent of Class: 5.3%

Page 4 of 7 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,816,901 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,816,901 shares of Common Stock

Marius Nacht
(a)
Amount beneficially owned: 2,816,901 shares of Common Stock. Marius Nacht is the sole shareholder and director of Angels. By reason of Mr. Nacht‘s control over Angels,  By virtue of such relationship, Marius Nacht may be deemed to have shared voting and investment power with respect to the shares of Common Stock of the Issuer held by Angels.

The number of shares of Common Stock set forth above consists solely of 2,816,901 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire pursuant to warrants that are exercisable within 60 days of December 31, 2022.

All share percentage calculation are based on (i) 50,665,598 shares of Common Stock outstanding as of November 10, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 14, 2022 and (ii) 2,816,901 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire pursuant to warrants that are exercisable within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

(b)	Percent of Class: 5.3%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,816,901 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,816,901 shares of Common Stock

Item 5	Ownership of Five Percent or Less of a Class Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8	Identification and Classification of Members of the Group Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023	ANGELS INVESTMENTS IN HI TECH LTD. By: /s/ Marius Nacht Name: Marius Nacht Title: Sole Shareholder MARIUS NACHT By: /s/ Marius Nacht

Page 6 of 6 Pages